UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): September 26, 2024

ALTERNATIVE BALLISTICS CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	85-2764555
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5940 S. Rainbow Blvd.

Las Vegas, Nevada 89118

(Mailing Address of principal executive offices)

(619) 326-4411

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Common Stock, par value $0.001

9.01 Other Events

Appointment of Directors

On September 26, 2024, the board of directors (the “Board”) of Alternative Ballistics Corporation (the “Company”) appointed Bruce Culver and Bruce Amaro to fill vacancies on the Board, until the next Annual Meeting of Shareholders or until their successors are duly elected and qualified.

Bruce Culver

Mr. Culver is a distinguished entrepreneur, investor, executive, and scientist with a career spanning over four decades. In 1985, Mr. Culver founded Lab Support, Inc., a company he led as its CEO, Chairman, and Director until 1990. In 1990, he founded Profession Staff PLC, a UK specialty staffing business, and served as its CEO and Chairman. In 1993, Mr. Culver acquired California Distribution, Inc., a logistics and distribution company, which he managed until its sale in 2009. Currently, Mr. Culver is a General Partner and Investor with Solyco Advisors, a private equity investment firm based in Detroit, Michigan. He remains an active investor, advisor, mentor, and director for various companies, including Digital Map Products, Newscrafted, Moonlighting, and Futures. Mr. Culver played an integral role in the launch and growth of Taser (NASDAQ:AXON), a less lethal device. At Taser’s point of going public, Mr. Culver was the largest shareholder, was a member of its Board of Directors for over 16 years, and held positions on various committees for the company.

Mr. Culver earned his Bachelor of Science in Chemistry from the University of South Dakota and a Master of Science in Analytical Chemistry from Montana State University. He served on the Board of Trustees for the Santa Barbara Museum of Natural History from 2005 to 2011 and is a member of the Business Advisory Council for the California State University Channel Islands Smith Business School. Presently, he serves as Chairman of God’s Hidden Treasures, a non-profit organization in Ukraine.

Bruce Amaro

Mr. Amaro is a seasoned Project Accountant with over 20 years of experience in financial management across various industries. Mr. Amaro’s career began at JWT, where he held various roles from June 1999 through May 2004, including Financial Analyst Coordinator and Time of Staff Administrator. After JWT, Mr. Amaro joined David Yurman as part of the Accounting Services team, where he worked from 2005 through 2007. In 2007, Mr. Amaro transitioned to R/GA Media Group, where he served as Accounts Payables Manager for five months before becoming the Client Team Finance Manager. Following his tenure at R/GA, Mr. Amaro held positions at PSL Group and Interactive One as a Project Accountant and Senior Revenue Accountant, respectively, from 2010 through 2014. From 2014 through 2017, Mr. Amaro worked at Kaltura and Everyday Health Inc. where a critical aspect of his work included SOX compliance and audit support and was the Business Manager at BCB Group from May 2017 through June 2018. Since July 2018, Mr. Amaro has been the Financial Account Manager at Gensler where he is responsible for financial account management and analysis for the firm’s projects and business practices.

Director Compensation

The Board approved compensation to the members of the Board of (i) cash compensation of $5,000 per quarter and (ii) options to purchase 20,000 shares of common stock, which vest in four equal installments of 5,000 shares per calendar quarter, paid in arrears, with the first installment vesting on December 31, 2024. The options have a term of ten years and an exercise price of $2.00 per share, pursuant to the Company’s 2021 Omnibus Equity Compensation Plan.

Establishment of Committees

The Board has established the Compensation Committee, the Nominating and Corporate Governance Committee, and the Audit Committee. Committee membership is as follows:

-	Compensation Committee: Bruce Amaro (Chair), Bruce Culver, Steven Luna, and Vanessa Luna
-	Nominating and Corporate Governance Committee: Bruce Culver (Chair), Bruce Amaro, Steven Luna, and Vanessa Luna
-	Audit Committee: Bruce Amaro (Chair), Bruce Culver, and Vanessa Luna

The members of the respective committees shall serve until the appointment and qualification of their successors or until their earlier death, disqualification, resignation, or removal.

The Board also established certain charters for each of the Compensation Committee, the Nominating and Corporate Governance Committee, and the Audit Committee.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alternative Ballistics Corporation

By:	/s/ Steven Luna
Name:	Steven Luna
Title:	Chief Executive Officer
Date:	October 3, 2024